Exhibit 99.1
For Immediate Release

RRSAT AND SYNTERRA MEDIA TO CONTINUE
PARTNERSHIP FOR DISTRIBUTION OF LIVE KONTINENTAL
HOCKEY LEAGUE MATCHES TO EUROPE

RRsat to Distribute KHL HD Content to European Viewers Through Syndicated
Channel and Provide Ad Hoc Requests

Airport City Business Park, Israel – September 16, 2013 – RRsat Global Communications Network Ltd. (NASDAQ: RRST), a leading provider of comprehensive digital content management and global distribution services to the television and radio broadcasting industry, announced today that it has been selected  by Synterra Media, the largest Media Content Logistics  operator in Russia, to distribute live broadcasts of the Kontinental Hockey League (KHL) season games through April 2014. Synterra Media was selected by KHL to distribute live KHL game broadcasts internationally and will continue its partnership with RRsat for the European distribution, which was initiated last year.

To support the HD transmissions from Synterra Media’s Moscow headquarters to RRsat’s Middle East facility, RRsat created a dedicated fiber connection comprising five parallel fiber lines. From its state-of-the-art facility, RRsat will distribute live content through a syndicated channel as well as ad hoc requests, to millions of European viewers via the RRsat capacity on Eutelsat E10A satellite. Transmissions will utilize HD video and DVB-S2 modulation to ensure a superior viewing experience.

“Synterra Media is pleased to choose RRsat as a distribution partner for the second year and to expand our relationship to include support for ad hoc requests,” said Valery Krylov, General Director of Synterra Media. “RRsat’s winning combination of state-of-the-art distribution solutions, around-the-clock technical support and excellent service enables KHL fans across Europe to experience exciting hockey matches seamlessly, in real time.”

“RRsat’s enhanced ability to deliver sports and live event programming, thanks to our  top-of-the-line infrastructure, global facilities and commitment to providing 24/7 support, make us the ideal distribution partner for sports content,” said Lior Rival, Chief Commercial Officer of RRsat. “We are glad that Synterra Media recognizes RRsat’s expertise and has decided to continue partnering with us for the distribution of KHL broadcasts for a second year. “

RRsat is presenting its robust solutions for news, sports and special events at the IBC 2013 exhibition from September 13 through 17 at Booth #A23, Hall 1.

About KHL
The Kontinental Hockey League is an International League, set up in March 2008 to promote the successful development of hockey in Russia and other countries in Europe and Asia. Visit KHL website http://en.khl.ru/

About CJSC Synterra Media
CJSC Synterra Media is a telecom carrier that specializes in Media Content Logistics for broadcasters and TV broadcasting network operators. The company provides the full range of services for all stages of television production and media content distribution. CJSC Synterra Media is active in the telecommunication services market for broadcasters and TV networks operators in Russia and abroad. Visit the company's website http://www.synterramedia.ru

About RRsat Global Communications Network Ltd.
RRsat Global Communications Network Ltd. (NASDAQ: RRST) provides global, end-to-end, digital content preparation and management as well as distribution services to the rapidly expanding television and radio broadcasting industries, covering more than 150 countries. Through its RRsat Global Network, composed of satellite and terrestrial fiber optic capacity and the public Internet, RRsat provides high-quality and flexible global distribution services 24/7 to more than 630 channels reaching multiplatform operators, Internet TV and direct-to-home viewers worldwide and also offers occasional use services for sports, news and events with a fleet of flyaways and over 10 transportable satellite news gathering services (SNG) units. More than 130 television and radio channels use RRsat’s advanced production and playout centers comprising comprehensive media asset management services. Visit the company's website http://www.rrsat.com

Information in this press release concerning CJSC Synterra Media is based on information provided by CJSC Synterra Media and has not been independently verified by RRsat.

Safe Harbor Statement
This press release contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry as of the date of this press release. We undertake no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including the risks indicated in our filings with the Securities and Exchange Commission (SEC). For more details, please refer to our SEC filings and the amendments thereto, including our Annual Report on Form 20-F for the year ended December 31, 2012 and our Current Reports on Form 6-K

Company Contact Information: Miki Hakak, Head of Marketing Tel: +972 3 9280808 marketing@RRsat.com	Investor Relations Contacts: Hayden/MS-IR LLC Brett Maas/ Miri Segal-Scharia 646-536-7331/ 917-607-8654 Brett@haydenir.com/ msegal@ms-ir.com